SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 7 July 2006

InterContinental Hotels Group PLC
(Registrant's name)

67 Alma Road, Windsor, Berkshire, SL4 3HD, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

Exhibit Number	Exhibit Description
99.1	Transaction in Own Shares dated 23 June 2006
99.2	Director/PDMR Shareholding dated 26 June 2006
99.3	Transaction in Own Shares dated 26 June 2006
99.4	Transaction in Own Shares dated 27 June 2006
99.5	Transaction in Own Shares dated 28 June 2006
99.6	Transaction in Own Shares dated 29 June 2006
99.7	Transaction in Own Shares dated 30 June 2006
99.8	Transaction in Own Shares dated 3 July 2006
99.9	Transaction in Own Shares dated 4 July 2006
99.10	Director/PDMR Shareholding dated 5 July 2006
99.11	Transaction in Own Shares dated 5 July 2006
99.12	Transaction in Own Shares dated 6 July 2006

99.1

Intercontinental Hotels Group plc: Purchase of Own Shares

Intercontinental Hotels Group plc announces that today it purchased for cancellation 130,000 of its ordinary shares at a price of 924.98p per share.

99.2

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL
RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)      An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)      An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)      An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)      An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and
         24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

InterContinental Hotels Group PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

A transaction notified In accordance with both DR 3.1.4R(1)(a) and DR 3.1.4(R)
(1)(b)

3. Name of person discharging managerial responsibilities/director

David Webster
(Chairman/Director)

4. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Personal Interest

5. State the nature of the transaction

Purchase of shares on 23 June 2006 under the Company's Dividend Reinvestment
Plan

6. Date issuer informed of transaction

23 June 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

7. Date of Award

N/A

8.  Period during which or date on which it can be exercised

N/A

9.  Total amount paid (if any) for grant of the option

N/A

10.  Description of shares or debentures involved (class and number)

3,963 Ordinary Shares of 11 3/7 pence each purchased at £9.2212 per share

11.  Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

12. Total number of shares or debentures over which awards held following notification

31,807 Ordinary Shares

13.  Name of contact and telephone number for queries

Gerry Absalom, 01753 410 243

14. Name and signature of duly authorised officer of issuer responsible for making notification

Catherine Springett, 01753 410 242

15. Date of notification

26 June 2006

99.3

Intercontinental Hotels Group plc: Purchase of Own Shares

Intercontinental Hotels Group plc announces that today it purchased for cancellation 145,000 of its ordinary shares at a price of 915.63p per share.

99.4

Intercontinental Hotels Group plc: Purchase of Own Shares

Intercontinental Hotels Group plc announces that today it purchased for cancellation 235,000 of its ordinary shares at a price of 912.41p per share.

99.5

Intercontinental Hotels Group plc: Purchase of Own Shares

Intercontinental Hotels Group plc announces that today it purchased for cancellation 265,000 of its ordinary shares at a price of 913.5968p per share.

99.6

Intercontinental Hotels Group plc: Purchase of Own Shares

Intercontinental Hotels Group plc announces that today it purchased for cancellation 130,000 of its ordinary shares at a price of 924.6519p per share.

99.7

Intercontinental Hotels Group plc: Purchase of Own Shares

Intercontinental Hotels Group plc announces that today it purchased for cancellation 100,000 of its ordinary shares at a price of 946.71p per share.

99.8

Intercontinental Hotels Group plc: Purchase of Own Shares

Intercontinental Hotels Group plc announces that today it purchased for cancellation 100,000 of its ordinary shares at a price of 950.73p per share.

99.9

Intercontinental Hotels Group plc: Purchase of Own Shares

Intercontinental Hotels Group plc announces that today it purchased for cancellation 100,000 of its ordinary shares at a price of 949.83p per share.

99.10

                       InterContinental Hotels Group PLC
Technical Interest of Directors and Persons Discharging Managerial Responsibility
                   in Employee Share Ownership Trust (Jersey)

Following a release to participants (not Directors) under the Executive Share
Option Plan and Employee Share Save Plan on 22 and 27 June 2006,
InterContinental Hotels Group PLC confirms that the new total holding of the
InterContinental Hotels Group PLC Employee Share Ownership Trust (Jersey) as
detailed below:

Number of shares/amount of stock disposed -                  449,711
Total holding in the Trust following this notification -   1,760,871 Ordinary shares

The following directors and persons discharging managerial responsibility, who are among the potential beneficiaries of the ESOT- Andrew Cosslett, Richard
Hartman, Stevan Porter, Richard Solomons, Tom Conophy, Peter Gowers, Tracy
Robbins and Richard Winter- are technically deemed to be interested in those shares.

99.11

Intercontinental Hotels Group plc: Purchase of Own Shares

Intercontinental Hotels Group plc announces that today it purchased for cancellation 100,000 of its ordinary shares at a price of 945.27p per share.

99.12

Intercontinental Hotels Group plc: Purchase of Own Shares

Intercontinental Hotels Group plc announces that today it purchased for cancellation 100,000 of its ordinary shares at a price of 948.69p per share.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	7 July 2006